U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Warburg, Pincus Equity Partners, L.P.
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   (Last)                           (First)             (Middle)

466 Lexington Avenue
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                                    (Street)

New York, New York 10017
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Coventry Health Care, Inc. (CVH)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

December 17, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [X]  Other (specify below)

                                    Trustee
                           ------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [ ]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                               5.
                                                                                               Amount of        6.
                                                                 4.                            Securities       Owner-
                         2.          2A.            3.           Securities Acquired (A) or    Beneficially     ship
                         Trans-      Deemed         Trans-       Disposed of (D)               Owned            Form:     7.
                         action      Execution      action       (Instr. 3, 4 and 5)           Following        Direct    Nature of
                         Date        Date, if any   Code         ----------------------------- Reported         (D) or    Indirect
1.                       (Month/     (Month/        (Instr. 8)                (A)              Transaction(s)   Indirect  Beneficial
Title of Security        Day/        Day/           ----------     Amount     or      Price    (Instr. 3        (I)       Ownership
(Instr. 3)               Year)       Year)          Code    V                 (D)              and 4)           (Instr.4) (Instr. 4)
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
Common Stock, par
value $0.01 per share    12/17/02                   S              2,000,000   D     $27.70    10,127,384(1)    D(1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                                                                        Page 1 of 2


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                5.                                  7.
                                                                                Number of                           Title and Amount
                                                                                Derivative      6.                  of Underlying
                                                                     4.         Securities      Date                Securities
                               2.                       3A.          Trans-     Acquired (A)    Exercisable and     (Instr. 3 and 4)
                               Conver-                  Deemed       action     or Disposed     Expiration Date     ----------------
1.                             sion or     3.           Execution    Code       of(D)           (Month/Day/Year)              Amount
Title of                       Exercise    Trans-       Date,        (Instr.    (Instr. 3,      ----------------              or
Derivative                     Price of    action Date  if any       8)         4 and 5)        Date     Expira-              Number
Security                       Derivative  (Month/      (Month/      ------     ------------    Exer-    tion                 of
(Instr. 3)                     Security    Day/Year)    Day/Year)    Code V     (A)   (D)       cisable  Date       Title     Shares
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

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[TABLE CONTINUED BELOW]

[CONTINUATION OF TABLE FROM ABOVE]

             9.
             Number of        10.
             Derivative       Ownership
             Securities       Form of         11.
8.           Beneficially     Derivative      Nature
Price of     Owned Follow-    Security        of Indirect
Derivative   ing Reported     Direct (D) or   Beneficial
Security     Transaction(s)   Indirect (I)    Ownership
(Instr. 5)   (Instr. 4)       (Instr. 4)      (Instr. 4)
---------------------------------------------------------

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=========================================================

Explanation of Responses:

(1) Please see Continuation Sheet.
(2) Please see Continuation Sheet.



WARBURG, PINCUS EQUITY PARTNERS, L.P.
By:  Warburg Pincus & Co., General Partner


By: /s/ Scott A. Arenare                                       12/18/02
---------------------------------------------            -----------------------
     Scott A. Arenare, Partner
   **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Warburg, Pincus Equity Partners, L.P.
466 Lexington Avenue
New York, New York  10017
Coventry Health Care, Inc. (CVH)
December 18, 2002


                               Continuation Sheet

                                     Form 4

                  Statement of Changes in Beneficial Ownership


Explanation of Responses:

     (1) The stockholders are Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), and Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, and certain affiliated funds (collectively, "Equity Partners"). Equity Partners owns 8,000,000 shares of Common Stock and Ventures owns 2,127,384 shares of Common Stock. Pursuant to a Voting Trust Agreement, dated April 15, 1997 (the "Ventures Voting Trust"), among Patrick T. Hackett, Joel Ackerman and Jonathan S. Leff, as Trustees (collectively, the "Trustees") and Ventures, Ventures vested the power to vote all of the shares of Common Stock owned by it irrevocably in the Ventures Voting Trust until April 17, 2007; provided, however, that Ventures may terminate the Ventures Voting Trust upon written notice to the Trustees if Ventures is deemed to own beneficially (within the meaningof Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) less than ten percent (10%) of the then outstanding shares of Common Stock. Pursuant to a Voting Trust Agreement, dated July 1, 2000 (the "Equity Partners Voting Trust" and, together with the Ventures Voting Trust the "Voting Trusts"), among the Trustees and Equity Partners, Equity Partners vested the power to vote all of the shares of Common Stock owned by it irrevocably in the Equity Partners Voting Trust until July 1, 2010; provided, however, that Equity Partners may terminate the Equity Partners Voting Trust upon written notice to the Trustees if Equity Partners is deemed to own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) less than ten percent (10%) of the then outstanding shares of Common Stock. By reason of the provisions of Rule 16a-1 of the Exchange Act, the Voting Trusts and the Trustees may be deemed to be the beneficial owners of the Common Stock held by Ventures and Equity Partners, although the Voting Trusts and each of the Trustees disclaim beneficial ownership of such Common Stock.

     The sole general partner of Ventures and Equity Partners is Warburg Pincus & Co., a New York general partnership ("WP"). Warburg Pincus LLC (formerly E.M. Warburg, Pincus & Co., LLC), a New York limited liability company ("WPLLC"), manages Equity Partners and Ventures. The members of WPLLC are substantially the same as the partners of WP. By reason of the provisions of Rule 16a-1 of the Exchange Act, WP and WPLLC may be deemed to be the beneficial owners of the Common Stock held by Equity Partners and Ventures, although both WP and WPLLC disclaim beneficial ownership of the Common Stock except to the extent of any indirect pecuniary interest therein.

     Mr. Ackerman and Mr. Moorhead, directors of Coventry Health Care, Inc., are general partners of WP and members of WPLLC. As such, each of Mr. Ackerman and Mr. Moorhead may be deemed to have an indirect pecuniary interest (within the meaning

Warburg, Pincus Equity Partners, L.P.
466 Lexington Avenue
New York, New York  10017
Coventry Health Care, Inc. (CVH)
December 18, 2002


of Rule 16a-1 of the Exchange Act) in an indeterminate portion of the shares beneficially owned by Equity Partners, Ventures, WPLLC, WP and the Voting Trusts. Each of Mr. Ackerman and Mr. Moorhead disclaims beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein. In addition, Mr. Hackett, Mr. Ackerman and Mr. Leff are each Trustees under the Voting Trusts. As such, Mr. Hackett, Mr. Ackerman and Mr. Leff each may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act) in an indeterminate portion of the shares beneficially owned by Equity Partners, Ventures, WPLLC, WP and the Voting Trusts. Mr. Hackett, Mr. Ackerman and Mr. Leff each disclaim beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein.

Warburg, Pincus Equity Partners, L.P.
466 Lexington Avenue
New York, New York  10017
Coventry Health Care, Inc. (CVH)
December 18, 2002


1.    Name:     Joel Ackerman (Director and Trustee)
      Address:  466 Lexington Avenue
                New York, New York  10017

2.    Name:     Patrick T. Hackett (Trustee)
      Address:  466 Lexington Avenue
                New York, New York  10017

3.    Name:     Jonathan S. Leff (Trustee)
      Address:  466 Lexington Avenue
                New York, New York  10017

4.    Name:     Rodman W. Moorhead, III (Director)
      Address:  466 Lexington Avenue
                New York, New York  10017

5.    Name:     Warburg Pincus & Co. (General Partner)
      Address:  466 Lexington Avenue
                New York, New York  10017

6.    Name:     Warburg Pincus LLC (formerly E.M. Warburg Pincus & Co., LLC)
                (Manager of WPV)
      Address:  466 Lexington Avenue
                New York, New York  10017

7.    Name:     Warburg, Pincus Equity Partners, L.P.
      Address:  466 Lexington Avenue
                New York, New York  10017


Designated Filer:  Warburg, Pincus Ventures, L.P.
Issuer  & Ticker Symbol:  Coventry Health Care, Inc. (CVH)
Period Covered By Form:   December 17, 2002

Warburg, Pincus Equity Partners, L.P.
466 Lexington Avenue
New York, New York  10017
Coventry Health Care, Inc. (CVH)
December 18, 2002


                         WARBURG PINCUS & CO.

                         By:  /s/ Scott A. Arenare            December 18, 2002
                              --------------------------      -----------------
                         Scott A. Arenare                     Date
                         Partner


                         WARBURG PINCUS LLC

                         By:  /s/ Scott A. Arenare            December 18, 2002
                              --------------------------      -----------------
                         Scott A. Arenare                     Date
                         Member


                         WARBURG, PINCUS EQUITY PARTNERS,
                         L.P.

                         By:  Warburg Pincus & Co.,
                              General Partner

                              By:  /s/ Scott A. Arenare       December 18, 2002
                                   ----------------------     -----------------
                              Scott A. Arenare                Date
                              Partner


                         Director and Trustee

                         /s/ Joel Ackerman                    December 18, 2002
                         --------------------------------     -----------------
                         Joel Ackerman                        Date


                         Trustee

                         /s/ Patrick T. Hackett               December 18, 2002
                         --------------------------------     -----------------
                         Patrick T. Hackett                   Date


                         Trustee

                         /s/ Jonathan S. Leff                 December 18, 2002
                         --------------------------------     -----------------
                         Jonathan S. Leff                     Date


                         Director

                         /s/ Rodman W. Moorhead, III          December 18, 2002
                         --------------------------------     -----------------
                         Rodman W. Moorhead, III              Date